Exhibit 12(b)

Consolidated Ratios of Earnings to Fixed Charges and Preferred
Stock Dividends

	Year Ended December 31,
(Dollars in thousands)	2014		2013		2012	2011		2010

Earnings:(1)
Income (loss) before income tax expense (benefit)	$281,382		$243,045		$(339,555)	$178,828		$244,415
Fixed charges and preferred stock dividends	100,832		103,849		125,309	249,743		282,456
Preferred stock dividends(2)	(30,687)		(30,123)		(8,838)	–		–
Other adjustments(3)	(7,487)		(6,920)		(6,070)	(4,874)		(3,381)

Total earnings (loss) (a)	$344,040		$309,851		$(229,154)	$423,697		$523,490

Fixed charges and preferred stock dividends:(1)
Interest on deposits	$38,385		$36,604		$40,987	$45,108		$61,229
Interest on borrowings	20,215		25,312		63,617	193,155		209,446
Interest portion of rental expense(4)	11,349		11,785		11,847	11,462		11,560
Preferred stock dividends(2)	30,687		30,123		8,838	–		–
Other adjustments(5)	196		25		20	18		221

Total fixed charges and preferred stock dividends (b)	$100,832		$103,849		$125,309	$249,743		$282,456

Ratio of earnings to fixed charges and preferred stock dividends (a/b)(6)	3.41	x	2.98	x	–	1.70	x	1.85	x
Earnings, excluding interest on deposits:
Total earnings (loss)	$344,040		$309,851		$(229,154)	$423,697		$523,490
Less interest on deposits	38,385		36,604		40,987	45,108		61,229

Total earnings (loss) excluding interest on deposits (c)	$305,655		$273,247		$(270,141)	$378,589		$462,261

Fixed charges and preferred stock dividends, excluding interest on deposits:
Total fixed charges and preferred stock dividends	$100,832		$103,849		$125,309	$249,743		$282,456
Less interest on deposits	38,385		36,604		40,987	45,108		61,229

Total fixed charges and preferred stock dividends, excluding interest on deposits (d)	$62,447		$67,245		$84,322	$204,635		$221,227

Ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits (c/d)(6)(7)	4.89	x	4.06	x	–	1.85	x	2.09	x

(1)
As defined in Item 503 (d) of Regulation S-K.

(2)
Preferred stock dividends represents the pre-tax earnings that would be required to cover such dividend requirements.

(3)
For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest and subtracting interest capitalized and income attributable to non-controlling interests.

(4)
The appropriate portion of rental expense (generally one-third) deemed representative of the interest factor.

(5)
For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs.

(6)
Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges and preferred stock dividends. Additional earnings of $354.5 million would have been needed to bring both the ratio of earnings to fixed charges and preferred stock dividends and the ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits, to 1.0.

(7)
The ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.